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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 33-37023-D

                                  (Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K

[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended: March 31, 2002

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registration Information

         Full Name of Registrant:                    Laidlaw Global Corporation

         Former Name if Applicable:                   Fi-Tek V, Inc.

         Address of Principal Executive
         Office:                                     100 Park Avenue
                                                     New York, NY 10017

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [x]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable [ ]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As a result of unexpected delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB, the report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Roger Bendelac                     (212) 376-8865

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [_] Yes           [X] No

Form 10-KSB, Fiscal Year End 12/31/01

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes           [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     It is anticipated that the earnings statement of the Registrant will report a loss of approximately $1,200,000 from operations for three months ended
March 31, 2002 as opposed to net loss of approximately $1,500,000 for the three month period ending March 31, 2001. The global operations of the Registrant necessitate additional time in order to prepare its consolidated statement of operations.

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                           Laidlaw Global Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2002                                       By: /s/ ROGER BENDELAC
                                                        -----------------------
                                                            Roger Bendelac
                                                            Chairman

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001).